As filed with the Securities and Exchange Commission on October 11, 2000.

                          Registration No.: __________

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934




                            TTTTICKETS HOLDING CORP.
                 (Name of Small Business Issuer in its charter)


         Delaware                                               04-2968425
  (State of incorporation)                                  (I.R.S. Employer
                                                             Identification No.)

    178 Villa Park Drive
      Lewisville, Texas                                           75067
   (Address of principal                                        (Zip Code)
     executive offices)

                   Issuer's telephone number - (972) 317-6024

           Securities to be registered under Section 12(b) of the Act:

   Title of each class                        Name of each exchange on which
   to be so registered                        each class is to be registered

          none                                              none


           Securities to be registered under Section 12(g) of the Act:
                     Common Stock, par value $.001 per share
                                (Title of class)

                                TABLE OF CONTENTS

PART I .....................................................................   1

ITEM 1.  DESCRIPTION OF BUSINESS............................................   1
       General..............................................................   1
       History .............................................................   1
       Business Development.................................................   2
       Web Site Overview....................................................   2
       Technology and Operating Plan........................................   3
       Industry Analysis....................................................   3
       Competition..........................................................   3
       Marketing Strategy...................................................   4
       Sources of Revenue...................................................   5
       Reliability and Security.............................................   6
       Intellectual Property, Proprietary Rights and Domain Names...........   6
       Government Regulations and Legal Uncertainties.......................   6
       Employees............................................................   7


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         AND PLAN OF OPERATION..............................................   7

ITEM 3.  DESCRIPTION OF PROPERTY............................................   7

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT.........................................................   7

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
         CONTROL PERSONS....................................................   7
         Cecil McGough......................................................   8
         Committees of the Board of Directors...............................   8

ITEM 6.  EXECUTIVE COMPENSATION.............................................   8

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.....................   8

ITEM 8.  DESCRIPTION OF SECURITIES..........................................   8
         Capital Stock......................................................   8
         Provisions Having a Possible Anti-Takeover Effect..................   9

ADDITIONAL INFORMATION......................................................   9

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS...........................   9

PART II  ...................................................................  10

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS
         COMMON EQUITY AND RELATED STOCKHOLDER
         MATTERS............................................................  10
         Market Information.................................................  10
         Holders............................................................  10
         Dividends..........................................................  10

ITEM 2.  LEGAL PROCEEDINGS..................................................  10

ITEM 3.  CHANGES IN DISAGREEMENTS WITH ACCOUNTANTS ON
         ACCOUNTING DISCLOSURE..............................................  10

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES............................  10

ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS..........................  10

PART F/S ...................................................................  12

PART III ...................................................................  12

ITEM 1.  INDEX TO EXHIBITS..................................................  12

SIGNATURES..................................................................  13

INDEX TO FINANCIAL STATEMENTS............................................... F-1

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

         General. We are a holding company and the sole stockholder of TTTTickets.com, Inc., a Delaware corporation ("Tickets"). Our sole asset is the stock of Tickets, and all references herein to "we," "us" or "our" with respect to our business operations refer to the combined business operations of TTTTICKETS HOLDING CORP. and Tickets, unless specifically stated otherwise.

         We currently have no revenue as we are continuing the development of our website. We believe that development of our website will be completed and that testing of the website will commence in the second quarter of 2001. Management believes that the site will be fully operational during the third quarter of 2001, subject to our ability to obtain necessary financing.

         We are attempting to create a secondary marketplace for individuals to buy and sell event tickets on the Internet. The primary market for tickets exists when an event producer offers tickets directly to the public at a published price. The secondary market is generated when purchasers in the primary market subsequently resell these tickets. In the United States, the secondary market for event tickets is estimated to be in excess of $1 billion per year.

         We are currently developing a web site that will allow buyers and sellers of event tickets to come together to efficiently transact business in the secondary market. Tickets available on the site will be grouped into four major categories: i) music, ii) sports, iii) arts, and iv) family. Individuals who desire to list tickets for sale or to purchase listed tickets will need to be members to obtain the necessary information to complete the transaction.

         We will derive revenue from membership fees and from sponsor and advertising payments. Memberships will be available for six-month terms at a cost of $9.95 for buyers and $19.95 for sellers. Members will have unlimited access to the site during the membership period.

         History. TTTTICKETS HOLDING CORP. was originally incorporated as Professional Brushes, Inc. ("PBI"), a Massachusetts corporation on June 6, 1987. On March 3, 1995, PBI and its parent company filed a petition under Chapter 11 of the United States Bankruptcy Code. On November 2, 1998, the court approved PBI's Joint Plan of Reorganization (the "Plan of Reorganization"). On April 12, 1999 and in accordance with the Plan of Reorganization, the prior management of PBI changed its state of incorporation from Massachusetts to Delaware by merging with and into PB Acquisition Corp., a Delaware corporation. On May 9, 2000, Cecil McGough, the founder and sole stockholder of Tickets, acquired 9,000,000 shares of the common stock (or approximately 90% of the outstanding shares) of PB Acquisition Corp. in exchange for 100% of the common stock of Tickets which became a wholly owned subsidiary of PB Acquisition Corp. On May 9, 2000, PB Acquisition Corp. changed its corporate name to TTTTickets Holding Corp.

         Tickets was incorporated on April 24, 2000 in the State of Delaware to develop and maintain a website to facilitate the sale and purchase of event tickets in the secondary market, and is now our wholly owned subsidiary. On April 26, 2000, the prior management of PB Acquisition Corp. entered into a Stock Exchange Agreement (the "Exchange") with Tickets pursuant to which Cecil McGough, the sole stockholder of Tickets, assigned his equity ownership interest in that company to us in exchange for 9,000,000 shares (or approximately 90%) of our outstanding common stock. At the time of the Exchange, PB Acquisition Corp. had no operations and essentially no assets. Following the Exchange, Cecil McGough, our only officer and director, replaced the former officers and directors of PB ACQUISITION CORP. Cecil McGough entered into this transaction in order to enable Tickets to begin the process of becoming a publicly traded company.

         The holders of our outstanding shares of common stock approved the Stock Exchange Agreement on May 9, 2000. On May 9, 2000, we changed our corporate name to TTTTickets Holding Corp.

         As a result of the Exchange, our current capitalization structure is as follows:

                                   # of Shares               # of Shares (1)
                                 Before        %            After          %
                              ----------     -----       ----------      -----
Cecil McGough                          0         0%       9,000,000       90.0%
All Other Stockholders           500,016       100%       1,000,032       10.0%
                              ----------     -----       ----------      -----
    TOTAL                        500,016       100%      10,000,032      100.0%

-----------
(1) Reflects a two for one forward split undertaken in conjunction with the Exchange.

         Business Development. Our principal goal is to position Tickets as the premier web site for selling and purchasing event tickets in the secondary market. To achieve this goal, we have adopted a multi-tiered strategy to:

         o        Aggressively grow membership and usage.
         o        Increase sponsors and advertising revenues.
         o        Maximize opportunities to expand site capabilities.

         Management believes that our site will provide an easy to navigate, online marketplace. If successful, the site will provide habit-forming reasons to utilize or simply visit the site frequently.

         We believe that our site will appeal to those individuals seeking to enter the secondary ticket market because it will be easy to use and will provide a price competitive forum to buy event tickets, without the inconvenience and cost of ticket brokers and scalpers. We intend that our visitors and members find a marketplace that functions in a user-friendly format.

         We believe that the secondary event ticket marketplace annually generates transaction-based revenues in the United States in excess of $1 billion, which presents an opportunity for our business strategy.

         We have identified a highly defined niche that we believe should experience significant growth in coming years. This strategy compels that our site provide an efficient vehicle for transacting e-commerce. This targeted approach is intended to create greater member loyalty and retention.

         Web Site Overview. Management believes that our site will attract members because of its content. The content of the site will focus only on postings for event tickets in the following categories: (i) music; (ii) sports;
(iii) arts; and (iv) family. The seller will post the name, place, date and time of the event along with the number of tickets that are for sale, their location at the venue and the per ticket price. To post tickets for sale or to view available tickets a user must become a registered member of the web site. Memberships are available for six-month terms at a cost of $19.95 for a seller and $9.95 for buyers. Buyers and sellers will then communicate directly with each other via telephone or electronic media, as determined by the posting party, to consummate the purchase transactions. Once the posting party has sold the offered event tickets, the seller may access the site and delete the posting or wait and allow the posting to automatically expire on the day following the date of the posted event. Tickets will not receive any compensation from the purchase transaction. All revenues will be generated from membership fees and banner advertising on the site.

         Technology and Operating Plan. Technology is a key driver of our business strategy. As such, extensive planning and design will go into the technical infrastructure to support our cyber-operations to ensure that our site is reliable and secure while also providing a unique experience to visitors.

         Our Web technology is being developed and will be deployed on the Microsoft (MS) Windows NT platform. The system is designed around a MS Internet Information Server as the Web server and a MS SQL Server 7.0 as the database. Active Server Page (ASP) script technology will be used as the central programming language. With data-driven Web sites, the deep content is stored in a database and dynamically created in response to user requests. We believe that this structure will provide a tremendous amount of flexibility and will add uniformity to our site.

         For our hardware, we intend to deploy Dell Computer Corporation servers with special redundant hard drives (RAID) and other key features to ensure maximum reliability. The production server will be securely located in our office facility, giving us around-the-clock access to servers seven days each week. The production server will be connected to our Internet provider by loom Ethernet, assuring a highly reliable Internet connection via the redundant Internet connections at our provider's facility. As the number of production server's increases and the traffic flow becomes more predictable, we anticipate that we will outsource the location of our server to a secure third-party facility.

         Industry Analysis. The Internet has emerged as a significant global communications medium, enabling millions of people to share information and conduct business electronically and providing advertisers and businesses with an attractive means of marketing and selling their products and services. According to International Data Corporation, global e-commerce spending on the Internet is expected to increase from approximately $50 billion at the end of 1998 to more than $1.3 trillion billion in 2003. Jupiter Communications, a media research firm that specializes in online research and analysis, estimates that the amount of advertising dollars spent on the Internet is expected to increase from approximately $1.9 billion in 1998 to $7.7 billion by 2002, a compound annual growth rate of 42%. The Internet enables features and functions that are unavailable in traditional media, permitting advertisers to target specific demographic groups by capturing valuable data on customer tastes, preferences and shopping and buying patterns.

         Global use of the Internet is growing dramatically. In a recent report published by the Gartner Group, Internet Software and Internet Access Markets:
The Global Dynamos (12/28/98), it was estimated that North American consumer and business use of the Internet exceeds 71 million people, with that number projected to double to more than 140 million by the year 2002. Worldwide Internet usage for 1999 was projected at more than 142 million users, also doubling by 2002 to more than 300 million.

         Competition. We are not presently aware of other sites that serve the secondary event market in the manner we propose. We will face competition from on-line auction sites, which are a more recognized source for event tickets. However, we believe our site will offer the marketplace a more efficient process as the buyer and seller will be able to communicate directly with each other to complete the sales transaction. However, the market for members, visitors and Internet advertising is new and rapidly evolving, and competition for members, visitors and advertisers is intense and is expected to increase significantly in the future. With no substantial barriers to entry, we expect that competition will intensify.

         We believe that the primary competitive factors in creating a successful economic site are functionality, member loyalty, ease-of-use, quality of service, reliability and critical mass. We will likely face competition in the future from developers of Web directories, search engine providers, shareware archives, content sites, commercial online services and sites maintained by Internet service providers. There can be no assurance that our competitors and potential competitors will not develop sites that are equal or superior to ours or that achieve greater market acceptance.

         We also compete with traditional forms of media such as newspapers, magazines, radio and television, for advertisers and advertising revenues. We believe that the principal competitive factors in attracting advertisers include the amount of traffic on our Web site, the demographics of our members and visitors, our ability to offer targeted audiences and the overall cost-effectiveness of the advertising medium that we offer. We believe that the number of Internet companies relying on Web-based advertising revenues will increase greatly in the future. Accordingly, we will likely face increased competition, which could in turn have a material adverse effect on our business, results of operations and financial condition.

         In summary, there can be no assurance that we will be able to compete successfully against our current or future competitors or that competitive pressures faced by us will not have a material adverse effect on our business, results of operations and financial condition.

         Marketing Strategy.  Our marketing strategy has three key objectives:

         o        Attract new members.
         o        Retain members.
         o        Attract advertisers to our site.

         Attract New Members. In our early stages, priority must be given to attracting new members. We intend to aggressively market our site through several methods to attract and to increase membership, including:

         a.       Site branding;
         b.       Offline advertising and promotion;
         c.       Online marketing; and
         d.       Public relations.

         a. Site Branding. A brand is a carefully developed set of values that appeal to a specific audience. The process of branding is to effectively communicate the predefmed values to the target market. Online branding is the sum of all customer-company interactions, including advertising, customer service, product usage experience and Web page interaction. In essence, branding is dialogue with the our audience, which, in turn, leads to an enduring relationship with our users.

         We believe that building a premium brand Web site is very much like the process of store branding. We plan to emphasize the brand of our site rather than the brands of our services. We expect that we will be able to build brand equity over time as it continues to invest in its offline and online presence.

         b. Offline Advertising and Promotion. We recognize the key to eventual success is the ability to undertake extensive advertising and promotion efforts and in compiling a comprehensive advertising and promotion plan. We expect that the plan will use targeted advertising through traditional media, such as radio, select magazines and direct mail. In addition, we will use promotions, which have proven an effective vehicle to attract new users, such as giveaways done in conjunction with e-commerce sites.

         c.  Online  Marketing.   The  following  are  tactics  for  our  online
marketing.

         Professional Banner Advertising Promotion. We believe that placing banner advertisements on high-traffic Web sites can be very effective when placed in high frequency. Some traditional portals often offer better segmentation for our prospects than traditional media and at a more efficient CPM (cost per thousand). We intend to design a site-specific banner and place it accordingly.

         Online Campaign. To help achieve our revenue goals, we plan, subject to available working capital, to implement an aggressive online marketing campaign combined with continual back-end monitoring and optimization. The objective will be to build brand awareness in the online community and continually acquire new users. One of the best ways to attract this target audience is to achieve high visibility in the places where prospective users are likely to be browsing. In order to create this market presence and increase user awareness, we intend to promote our Web site on the most effective search engines, directories and promotional sites the Internet offers. Our Internet promotion plans include:

         o        Directory Submissions.
         o        Categorized Directory Submissions.
         o        Targeted Links.
         o        Keyword Banners at Search Engines.
         o        Search Engine Optimization.
         o        Community Discussion Seeding.
         o        Affiliate Partner Marketing. Site Contests.
         o        Targeted E-Mail Announcements.

         We expect to maintain a clean corporate image by practicing "netiquette" when sending e-mail messages. In order to differentiate between e-mail messages that are voluntarily requested and true "spamming" from unwelcome sources, we will plan to use the following approach: (i) we will only send targeted direct e-mail to those individuals who have voluntarily requested to receive announcements within a selected category of topics; (ii) e-mail recipients always have the option to remove themselves from the distribution list of any category they have chosen; and (iii) each distributed e-mail message header will indicate clearly that the e-mail was sent because the person subscribed to this service, alleviating any potential confusion about why the message was received.

         d. Public Relations. Our publicity efforts are intended to accomplish the following:


                  o Position Tickets as the premiere network of secondary event tickets.
                  o        Increase our reputation.
                  o        Increase   prospective   advertisers'   awareness  of
                           Tickets' members.

                  Retain Members. We recognize that users switching from one Web site to another (sometimes referred to as "churn") is a major challenge in building a registered user base. We will employ a variety of programs intended to reduce user "churn." These include promotional contests for registration, programs targeted at users who have not visited the site for some period of time, "push" e-mail bulletins to registered users that promote site visits, banner advertising and more.

                  Attract Advertisers to Tickets. We intend to develop demographic audience profiles and information on our target markets in order to capture revenues from potential advertisers. We expect to offer advertisers a cost-effective and efficient way to reach their target audience.

         Sources of Revenue. Currently, we have no revenues. We intend to generate revenue from two main sources:

         o Revenue from Advertising & Banners. We recognize that the key to successful advertising on the Internet is maximizing viewer attention on a page for an extended period of time. To this end, taking the overall size of our target marketplace combined with proposed, we believe that we can focus daily dynamic content viewers' attention on the page for extended periods of time. We therefore believe that these features offer value-added benefits to advertisers who wish to achieve maximum exposure.

         o Revenue from Membership Fees. We also expect to generate revenues from the sale and renewal of memberships.

         Reliability and Security. We plan to utilize the services of a larger internet service provider to ensure reliability and backup capabilities for the Web site we plan to launch in the future. We intend to develop our own content and Web site management tools to facilitate the maintenance and updating of our Web site.

         Intellectual Property, Proprietary Rights and Domain Names. We regard our copyrights, service marks, trademarks, trade secrets, proprietary technology and similar intellectual property as critical to our success, and rely on trademarks and copyright law, trade secret protection and confidentiality and/or license agreements with users, independent contractors, partners and others to protect our proprietary rights. Although we have not yet completed any trademark or service mark registrations, we have common law trademark rights in our name and in the other names that we use or intend to use. We will strategically pursue the registration of our trademarks and service marks in the United States and abroad.

          Our ability to use and successfully develop our site will depend upon our ability to continue to use, develop and protect our proprietary marks. We may be subject to legal proceedings and claims from time to time in the ordinary course of business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. Further, if such claims are successful, we may be required to change our trademarks, alter its content and pay financial damages. There can be no assurance that such changes of trademarks, alteration of content or payment of financial damages will not adversely affect our business.

         Government Regulations and Legal Uncertainties. We are subject to various laws and regulations relating to our business. Few laws or regulations are currently directly applicable to access to the Internet. However, because of the Internet's popularity and increasing use, new laws and regulations may be adopted. Such laws and regulations may cover issues such as: user privacy; pricing; content; copyrights; distribution; taxation; and characteristics and quality of products and services.

         In addition, the growth of the Internet and electronic commerce, coupled with publicity regarding Internet fraud, may lead to the enactment of more stringent consumer protection laws. These laws may impose additional burdens on our business. The enactment of any additional laws or regulations may impede the growth of the Internet, which could decrease our potential revenues from electronic commerce or otherwise adversely affect our business, financial condition and operating results.

         Laws and regulations directly applicable to electronic commerce or Internet communications are becoming more prevalent. The most recent session of Congress enacted Internet laws regarding on-line copyright infringement.
Although not yet enacted, Congress is considering laws regarding Internet taxation. The European Union recently enacted new privacy regulations. These are all recent enactments, and there is uncertainty regarding their marketplace impact. In addition, various jurisdictions already have enacted laws that are not specifically directed to electronic commerce but that could affect our business. The applicability of many of these laws to the Internet is uncertain and could expose us to substantial liability. Any new legislation or regulation regarding the Internet, or the application of existing laws and regulations to the Internet, could materially adversely affect us. If we were alleged to violate federal, state or foreign, civil or criminal law, even if we could successfully defend such claims, it could materially adversely affect us.

         Employees. As of September 30, 2000, Cecil McGough was our only employee. If the site is successful, we will need to hire marketing, information technology and administrative personnel. These additions will be based on our current financial condition and prospects. From time to time, we may also employ independent contractors to support our operation.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATION

         We currently have no revenues, no operations and own no assets. We will remain illiquid until such time as we raise the capital necessary, either through debt or equity financings, to implement our business strategy. As such, we do not believe that an analysis of our financial condition since our inception would be meaningful. Nor are we able to make a prediction on our future financial condition as this time.

ITEM 3.  DESCRIPTION OF PROPERTY

         We currently operate out of office space provided by Cecil McGough, our President, sole Director and majority stockholder. We neither pay nor do we have any obligation to pay rent to Mr. McGough. We will seek to move our operations to a suitable leased facility if we are able to raise the capital necessary to fund our operations.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The table below sets forth, as of September 30, 2000, certain information with respect to the beneficial ownership of our capital stock by (1) each person who we know to be a beneficial owner of more than 5% of any class or series of our capital stock; (2) each of the directors and executive officers individually and (3) all directors and executive officers as a group. At
September 30, 2000, we had 10,000,032 shares of common stock issued and outstanding.

                                           Amount and
                 Name and Address          Nature of
Title of Class   of Beneficial Owner       Beneficial Owner     Percent of Class
--------------   -------------------       ----------------     ----------------

Common Stock     Cecil McGough             9,000,000 (Direct)         90.0%
                 178 Villa Park Drive
                 Lewisville, Texas 75077


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The table below sets forth certain information concerning our directors and executive officers as of September 30, 2000.

Name                              Age                Position
----                              ---                --------

Cecil McGough                      53                President / Sole Director

         Cecil McGough is the founder of Tickets and has served as our President and Sole Director since May 9, 2000. Since 1990, Mr. McGough has been the owner and President of HomeCare Employee Benefits, Inc., a company that specializes in providing advice to home health care providers regarding the Medicare home health care reimbursement system and implementing employee benefit plans for such providers. Mr. McGough has extensive experience in the financial services and financing planning markets.

         Committees of the Board of Directors. Our Board of Directors does not have any committees at this time.

ITEM 6.  EXECUTIVE COMPENSATION

         Mr. McGough has not been paid nor have we accrued any cash or non-cash compensation for his services since Tickets' inception. It is anticipated that Mr. McGough will enter into an Employment Agreement with us once the site becomes operational.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Not applicable.

ITEM 8.  DESCRIPTION OF SECURITIES

         Capital Stock. Our authorized capital stock consists of 40,000,000 shares of common stock and 10,000,000 shares of preferred stock, each with a par value of $.001 per share. Each share of common stock entitles the holder thereof to one vote on all matters upon which stockholders are permitted to vote. No stockholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by us, and no stockholder has any right to convert his, her or its common stock into other securities. No shares of common stock are subject to redemption or any sinking fund provisions. All the outstanding shares of our common stock are fully paid and non-assessable. Subject to the rights of the holders of the preferred stock, if any, our stockholders of common stock are entitled to dividends when, as and if declared by our Board of Directors from funds legally available therefore and, upon liquidation, to a pro-rata share in any distribution to stockholders. We do not anticipate declaring or paying any cash dividends on the common stock in the year 2000.

         Pursuant to our Certificate of Incorporation, our Board of Directors has the authority, without further stockholder approval, to provide for the issuance of up to 10,000,000 shares of our preferred stock in one or more series and to determine the dividend rights, conversion rights, voting rights, rights in terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. Because our Board of Directors has the power to establish such preferences and rights of any such series, it may afford the holders of any preferred stock preferences, powers and rights (including voting rights) senior to the rights of holders of our common stock. No shares of our preferred stock are currently outstanding. Although we have no present intention to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of the Company.

         As a successor to PBI, Inc., a Massachusetts corporation reorganized pursuant to a plan of bankruptcy and reorganization, we are prohibited from issuing non-equity voting securities under Section 1123(a)(6) of the United States Bankruptcy Code. If there are to be any classes of securities issued in the future, all shall possess voting power, an appropriate distribution of such voting power among such classes, including, in the case of any class of equity securities having a preference over another class of equity securities with respect to dividends, an adequate provision for the election of directors representing such preferred class in the event of default in the payment of such dividends.

         Provisions Having a Possible Anti-Takeover Effect. Our Certificate of Incorporation and Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by the Board and to discourage certain types of transactions which may involve an actual or threatened change of control of the Company. In addition, our Board of Directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of our preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, and to issue up to 29,999,968 additional shares of our common stock. The issuance of our preferred stock or additional shares of our common stock could adversely affect the voting power of the holders of our common stock and could have the effect of delaying, deferring or preventing a change in our control.

                             ADDITIONAL INFORMATION

         Statements contained in this registration statement regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to the registration statement. As a result of this Registration Statement, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and, consequently, will be required to file annual and quarterly reports, proxy statements and other information with the SEC. The registration statement, including exhibits, may be inspected without charge at the SEC's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1.800.SEC.0330. The SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with it. The address of the SEC's Website is http://www.sec.gov.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This registration statement contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Forward-looking statements are speculative and uncertain and not based on historical facts. Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed under "Description of Business" and "Management's Discussion and Analysis of Financial Condition and Plan of Operation."

         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. The reader is advised to consult any further disclosures made on related subjects in our future SEC filings.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         Market Information. Our common stock is not currently trading. We are filing this Form 10- SB for the purpose of enabling our shares of common stock to commence trading on either the Pink Sheets or the National Association of Securities Dealers, Inc.'s ("NASD") Electronic Bulletin Board (the "OTCBB"). We will have to identify a market maker for our stock who in turn must make an application to the NASD, following the effective date of this Form 10- SB, to have our shares of common stock quoted on either the Pink Sheets or the OTCBB.

         Holders. As of September 30, 2000, there were a total of Ten Million Thirty-Two (10,000,032) shares of our common stock outstanding, held by approximately 325 stockholders of record.

         Dividends. We have not declared any dividends on our common stock.

ITEM 2.  LEGAL PROCEEDINGS

         We are not currently involved in any legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING DISCLOSURE

         Not Applicable.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         Pursuant to the Plan of Reorganization, all of our outstanding capital stock as of the date of our bankruptcy petition (March 3, 1995) was canceled. Pursuant to the Plan of Reorganization, we issued an aggregate of 10,000,032 shares of our common stock, as adjusted for the forward split, to certain of our creditors and holders of administrative claims. Such shares were issued in accordance with Section 1145 under the United States Bankruptcy Code and the transaction was thus exempt from the registration requirements of Section 5 of the Securities Act of 1933 (the "Securities Act").

         On May 9, 2000, we entered into a Stock Exchange Agreement with Tickets pursuant to which Cecil McGough, the sole stockholder of Tickets, assigned his equity ownership in that company to us in exchange for 9,000,000 shares (or approximately 90%) of our outstanding common stock. We relied on Section 4(2) of the Securities Act because the transaction did not involve a public offering and was therefore exempt from the registration requirements of the Securities Act. No underwriters were used in connection with this transaction.

ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

         We have the authority under the Delaware General Corporation Law to indemnify our Directors and Officers to the extent provided for in such statute. The Delaware Law provides, in part, that a corporation may indemnify a director or officer or other person who was, is or is threatened to be made a named defendant or respondent in a proceeding because such person is or was a director, officer, employee or agent of the corporation, if it is determined that such person:

         o        conducted himself in good faith;
         o reasonably believed, in the case of conduct in his official capacity as a director or officer of the corporation, that his conduct was in the corporation's best interest and, in all other cases, that his conduct was at least not opposed to the corporation's best interests; and
         o in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful.

         A corporation may indemnify a person under the Delaware Law against judgments, penalties, including excise and similar taxes, fines, settlement, unreasonable expenses actually incurred by the person in connection with the proceeding. If the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification is limited to reasonable expenses actually incurred by the person in connection with the proceeding, and shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation. The corporation may also pay or reimburse expenses incurred by a person in connection with his appearance as a witness or other participation in a proceeding at a time when he is not a named defendant or respondent in the proceeding.

         Our Certificate of Incorporation provides that none of our Directors shall be personally liable to us or our stockholders for monetary damages for an act or omission in such Director's capacity as a Director; PROVIDED, HOWEVER, that the liability of such Director is not limited to the extent that such Director is found liable for (a) a breach of the Director's duty of loyalty to us or our stockholders, (b) an act or omission not in good faith that constitutes a breach of duty of the Director to us or an act or omission that involves intentional misconduct or a knowing violation of the law, (c) a transaction from which the Director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the Director's office, or (d) an act or omission for which the liability of the Director is expressly provided under Delaware law. Limitations on liability provided for in our Certificate of Incorporation do not restrict the availability of non-monetary remedies and do not affect a Director's responsibility under any other law, such as the federal securities laws or state or federal environmental laws.

         We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as executive officers and directors. The inclusion of these provisions in our Certificate of Incorporation may have the effect of reducing a likelihood of derivative litigation against our Directors and may discourage or deter stockholders or management from bringing a lawsuit against Directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us or our stockholders.

         Our Bylaws provide that our Officers and Directors shall be indemnified and held harmless by us from and against any judgments, penalties (including excise taxes), fines, amounts paid in settlement and reasonable expenses (including court costs and attorneys' fees) actually incurred by such persons in connection with all threatened, pending or completed actions, claims, suits or proceedings; PROVIDED, HOWEVER, that it must be determined that such Officer or Director acted in good faith and reasonably believed (1) that in the case of conduct in his official capacity on behalf of us that his conduct was in our best interest, (2) in all other cases that his conduct was not opposed to our best interests, and (3) with respect to any proceeding which is a criminal action, that he had no reasonable cause to believe that his conduct was unlawful. However, in the event a determination is made that an Officer or Director is liable to us or is found liable on the basis that personal benefit was improperly received by such person, such indemnification is limited to reasonable expenses actually incurred by such person in connection with the proceeding and shall not be made in respect of any proceeding in which such person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation. Any indemnification under our Bylaws shall be made by us only upon a determination that indemnification of such person is proper, such determination to be made by a majority vote of a quorum consisting of Directors who at the time of the vote are not named defendants or respondents in such proceeding, or in the alternative by special legal counsel and/or the stockholders of the corporation, as described in our Bylaws.

         The above discussion of the Delaware Law, our Certificate of Incorporation, and our Bylaws is not intended to be exhaustive and is qualified in its entirety by such statutes, our Certificate of Incorporation and our Bylaws, respectively.

                                    PART F/S

         The financial information beginning on page F-1 hereof is provided in accordance with the requirements of Item 310 of Regulation S-B.

                                    PART III

                            ITEM 1. INDEX TO EXHIBITS

         The  following  documents  are filed as exhibits  to this  Registration
Statement:

3.1      Certificate of Incorporation of TTTTICKETS HOLDING CORP.
         (with amendments).

3.2      Bylaws of TTTTICKETS HOLDING CORP.

6.1 Stock Exchange Agreement by and among TTTTickets.com, Inc., Cecil McGough, and PB Acquisition Corp., dated April 26, 2000.

27.1     Financial Data Schedule.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Act of 1934, the Company caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  TTTTICKETS HOLDING CORP.

DATE:  October 5, 2000                            By: /s/ Cedil McGough
                                                     ---------------------------
                                                     Cecil McGough
                                                     President and Sole Director

                            TTTTICKETS HOLDING CORP.
                         (formerly PB Acquisition Corp.)

                          INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----

Annual Financial Statements

   Report of Independent Certified Public Accountants                      F-2

   Balance Sheets
     as of December 31, 1999 and 1998                                      F-3

   Statements of Operations and Comprehensive Income
     for the year ended December 31, 1999 and for the period
     from  November 13, 1998 (date of bankruptcy settlement)
     through December 31, 1998                                             F-4

   Statement of Changes in Stockholders'  Equity
     for the year ended December 31, 1999 and for the period
     from November 13, 1998 (date of bankruptcy settlement)
     through December 31, 1998                                             F-5

   Statements of Cash Flows
     for the year ended December 31, 1999 and for the period
     from November 13, 1998 (date of bankruptcy settlement)
     through December 31, 1998                                             F-6

   Notes to Financial Statements                                           F-7

Interim Financial Statements

   Consolidated Balance Sheets
     as of September 30, 2000 and 1999                                    F-10

   Consolidated Statements of Operations and Comprehensive Income
     for the nine and three months ended September 30, 2000 and 1999      F-11

   Consolidated Statements of Changes in Stockholders' Equity
     for the nine months ended September 30, 2000 and 1999                F-12

   Consolidated Statements of Cash Flows
     for the nine months ended September 30, 2000 and 1999                F-13

   Notes to Consolidated Financial Statements                             F-14

S. W. HATFIELD, CPA
certified public accountants

Member:    American Institute of Certified Public Accountants
               SEC Practice Section
               Information Technology Section
           Texas Society of Certified Public Accountants


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------

Board of Directors and Stockholders
TTTTickets Holding Corp.
   (formerly PB Acquisition Corp.)
   (formerly Professional Brushes, Inc.)

We have audited the accompanying balance sheets of TTTTickets Holding Corp. (formerly PB Acquisition Corp. or Professional Brushes, Inc.) (a Delaware corporation) as of December 31, 1999 and 1998, and the related statements of operations and comprehensive income, changes in stockholders' equity and cash flows for the year ended December 31, 1999 and for the period from November 13, 1998 (date of bankruptcy settlement) through December 31, 1998, respectively. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TTTTICKETS Holding Corp. (formerly PB Acquisition Corp.) as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the year ended December 31, 1999 and for the period from November 13, 1998 (date of bankruptcy settlement) through December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company has no viable operations or significant assets and is dependent upon significant shareholders to provide sufficient working capital to maintain the integrity of the corporate entity. These circumstances create substantial doubt about the Company's ability to continue as a going concern and are discussed in Note A. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.

                                                        /s/ S. W. Hatfield, CPA
                                                       ------------------------
                                                            S. W. HATFIELD, CPA
Dallas, Texas
January 27, 2000 (except for Note A
   as to which the date is May 9, 2000)

                      Use our past to assist your future sm

P. O. Box 820395                               9002 Green Oaks Circle, 2nd Floor
Dallas, Texas  75382-0395                               Dallas, Texas 75243-7212
214-342-9635 (voice)                                          (fax) 214-342-9601
800-244-0639                                                      SWHCPA@aol.com
                                       F-2



                            TTTTICKETS HOLDING CORP.
                         (formerly PB Acquisition Corp.)
                                 BALANCE SHEETS
                           December 31, 1999 and 1998



                                                              1999        1998
                                                             --------    --------
                                     ASSETS
                                     ------
Current assets
   Cash in bank                                              $  1,730    $   --
   Due from Bankruptcy Trust                                     --         5,000
                                                             --------    --------

Total Assets                                                 $  1,730    $  5,000
                                                             ========    ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current liabilities
   Due to majority stockholder                               $  8,810    $  1,497
                                                             --------    --------

Stockholders' equity
   Preferred stock - $0.001 par value.  10,000,000 shares
     authorized.  None issued and outstanding                                --
   Common stock - $0.001 par value.  40,000,000 shares
     authorized.  1,000,032 shares issued and outstanding       1,000       1,000
   Additional paid-in capital                                   4,000       4,000
   Accumulated deficit                                        (12,080)     (1,497)
                                                             --------    --------

     Total stockholders' equity                                (7,080)      3,503
                                                             --------    --------

Total Liabilities and Stockholders' Equity                   $  1,730    $  5,000
                                                             ========    ========


The accompanying notes are an integral part of these financial statements.



                            TTTTICKETS HOLDING CORP.
                         (formerly PB Acquisition Corp.)
                STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                        Year ended December 31, 1999 and
         Period from November 13, 1998 (date of bankruptcy settlement)
                            through December 31, 1998

                                                                              Period from
                                                                           November 13, 1998
                                                           Year ended           through
                                                        December 31 1999   December 31, 1998
                                                        ----------------   -----------------

Revenues                                                   $      --          $      --
                                                           -----------        -----------

Operating expenses
   Reorganization expenses                                      10,583              1,497
                                                           -----------        -----------

     Total expenses                                             10,583              1,497
                                                           -----------        -----------

Loss from operations                                           (10,583)            (1,497)

Provision for income taxes                                        --                 --
                                                           -----------        -----------

Net Loss                                                       (10,583)            (1,497)

Other comprehensive income                                        --                 --
                                                           -----------        -----------

Comprehensive Loss                                         $   (10,583)       $    (1,497)
                                                           ===========        ===========

Loss per weighted-average share of
   common stock outstanding, computed
   on net loss - basic and fully diluted                   $     (0.01)               nil
                                                           ===========        ===========

Weighted-average number of shares
   of common stock outstanding - basic and fully diluted     1,000,032          1,000,032
                                                           ===========        ===========



The accompanying notes are an integral part of these financial statements.



                            TTTTICKETS HOLDING CORP.
                         (formerly PB Acquisition Corp.)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                        Year ended December 31, 1999 and
          Period from November 13, 1998 (date of bankruptcy settlement)
                           through December 31, 1998



                                          Common stock       Additional
                                          ------------        paid-in    Accumulated
                                      # shares     Amount     capital      deficit       Totals
                                     ---------   ---------   ---------    ---------    ---------
Stock issued through bankruptcy
   settlement on November 13, 1998     500,016   $     500   $   4,500    $    --      $   5,000

Effect of May 9, 2000 two (2) for
   one (1) stock split                 500,016         500        (500)        --           --
                                     ---------   ---------   ---------    ---------    ---------

Stock issued through bankruptcy
   settlement - as restated          1,000,032       1,000       4,000         --          5,000

Net loss for the period                   --          --          --         (1,497)      (1,497)
                                     ---------   ---------   ---------    ---------    ---------

Balances at December 31, 1998        1,000,032       1,000       4,000       (1,497)       3,503

Net loss for the year                     --          --          --        (10,583)     (10,583)
                                     ---------   ---------   ---------    ---------    ---------

Balances at December 31, 1999        1,000,032   $   1,000   $   4,000    $ (12,080)   $  (7,080)
                                     =========   =========   =========    =========    =========






The accompanying notes are an integral part of these financial statements.



                            TTTTICKETS HOLDING CORP.
                         (formerly PB Acquisition Corp.)
                            STATEMENTS OF CASH FLOWS
                        Year ended December 31, 1999 and
          Period from November 13, 1998 (date of bankruptcy settlement)
                           through December 31, 1998

                                                                            Period from
                                                                         November 13, 1998
                                                         Year ended           through
                                                     December 31, 1999   December 31, 1998
                                                     -----------------   -----------------
Cash Flows from Operating Activities
   Net loss for the period                               $(10,583)           $ (1,497)
   Adjustments to reconcile net loss
     to net cash provided by operating
     activities                                              --                  --
                                                         --------            --------

Net cash used in operating activities                     (10,583)             (1,497)
                                                         --------            --------


Cash Flows from Investing Activities                         --                  --
                                                         --------            --------


Cash Flows from Financing Activities
   Funds received from bankruptcy trust                     5,000                --
   Amounts advanced by majority stockholder                 7,313               1,497
                                                         --------            --------

Net cash provided by financing activities                  12,313               5,752
                                                         --------            --------

Increase in Cash                                            1,730                --

Cash at beginning of period                                  --                  --
                                                         --------            --------

Cash at end of period                                    $  1,730            $   --
                                                         ========            ========

Supplemental Disclosure of
   Interest and Income Taxes Paid

     Interest paid during the period                     $   --              $   --
                                                         ========            ========
     Income taxes paid during the period                 $   --              $   --
                                                         ========            ========

Supplemental Disclosure of Non-Cash
   Investing and Financing Activities
     Recapitalization to be funded by Bankruptcy Trust   $   --              $  5,000
                                                         ========            ========




The accompanying notes are an integral part of these financial statements.

                            TTTTICKETS HOLDING CORP.
                         (formerly PB Acquisition Corp.)

                          NOTES TO FINANCIAL STATEMENTS

Note A - Background and Description of Business

PB Acquisition Corp.(Company) was initially incorporated on June 6, 1987 as Professional Brushes, Inc. under the laws of the State of Massachusetts.

On April 12, 1999, the Company changed its state of incorporation from Massachusetts to Delaware by means of a merger with and into a Delaware corporation formed on March 29, 1999 solely for the purpose of effecting the reincorporation. The Certificate of Incorporation and Bylaws of the Delaware corporation are the Certificate of Incorporation and Bylaws of the surviving corporation. Such Certificate of Incorporation changed the Company's name to PB Acquisition Corp. and modified the Company's capital structure to allow for the issuance of 50,000,000 total equity shares consisting of 10,000,000 shares of preferred stock and 40,000,000 shares of common stock. Both classes of stock have a par value of $0.001 per share.

On March 7, 1995, the Company filed for protection under Chapter 11 of the Federal Bankruptcy Act in the United States Bankruptcy Court, District of Massachusetts-Western Division (Bankruptcy Court). The Company's bankruptcy action was combined with a similarly filed action of two other related entities; Mi-Lor Corporation and Codent Dental Products, Inc. All assets, liabilities and other claims against the Company were combined with those of its affiliates for the purpose of distribution of funds to creditors. Each of the three entities otherwise remained separate corporate entities. During the period from March 7, 1995 through November 13, 1998 (the effective date of the Plan of Reorganization), all secured claims and/or administrative claims during this period were satisfied through either direct payment or negotiation.

A Plan of Reorganization was approved by the Bankruptcy Court on November 2, 1998. The Plan of Reorganization, which contemplated the Company entering into a reverse merger transaction, provided that all unsecured creditors and Halter Financial Group, Inc. would receive "new" shares of the Company's post-reorganization common stock, pursuant to Section 1145(a) of the Bankruptcy Code. As a result of the Plan's approval, all liens, security interests, encumbrances and other interests, as defined in the Plan of Reorganization, attach to the creditor's trust. Specific injunctions prohibit any of these claims from being asserted against the Company prior to the contemplated reverse merger. The final discharge from bankruptcy will occur only upon the completion of the contemplated reverse merger transaction. This transaction occurred on May 9, 2000 with the acquisition of TTTTickets.com, Inc.

The cancellation of all existing issued and outstanding shares at the date of the bankruptcy filing and the issuance of "new" shares of the reorganized entity caused an issuance of shares of common stock and a related change of control of the Company with more than 50.0% of the "new" shares being held by persons and/or entities which were not pre-bankruptcy shareholders. Accordingly, per American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code", the Company adopted "fresh-start" accounting as of the bankruptcy discharge date whereby all continuing assets and liabilities of the Company were restated to the fair market value. As of November 13, 1998, by virtue of the confirmed Plan of Reorganization, the only asset of the Company was approximately $5,000 in cash due from the Bankruptcy Estate.

On May 9, 2000, concurrent with the acquisition of TTTTickets.com, Inc., the Company effected a two (2) for one (1) forward stock split resulting in 1,000,032 shares of the Company's common stock being issued and outstanding.

                            TTTTICKETS HOLDING CORP.
                         (formerly PB Acquisition Corp.)

                          NOTES TO FINANCIAL STATEMENTS

Note A - Background and Description of Business - continued

On May 9, 2000, the Company acquired 100.0% of the issued and outstanding common stock of TTTTickets.com, Inc. (a Delaware corporation) in exchange for 9,000,000 shares of the Company's restricted, unregistered common stock. TTTTickets.com, Inc. became a wholly-owned subsidiary of the Company. Concurrent with this transaction, the Company changed its corporate name to TTTTickets Holding Corp.

The Company follows the accrual basis of accounting in accordance with generally accepted accounting principles and originally had a year-end of May 31. On March 29, 1999, the Company's Board of Directors approved changing the Company's year-end to December 31. The accompanying financial statements have been prepared in accordance with the actions of the Company's Board of Directors.

The Company's majority stockholder, Halter Financial Group, Inc., maintains the corporate status of the Company and has provided all nominal working capital support on the Company's behalf since the bankruptcy discharge date. Because of the Company's lack of operating assets, its continuance is fully dependent upon the majority stockholder's continuing support. The majority stockholder intends to continue the funding of nominal necessary expenses to sustain the corporate entity.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B - Summary of Significant Accounting Policies

1.   Cash and cash equivalents
     -------------------------

     The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

2.   Income taxes
     ------------

     The Company files a separate Federal Income Tax Return. Due to the provisions of Internal Revenue Code Section 338, the Company will have no net operating loss carryforwards available to offset financial statement or tax return taxable income in future periods as a result of a change in control involving 50 percentage points or more of the issued and outstanding securities of the Company.

3.   Income (Loss) per share
     -----------------------

     Basic  earnings  (loss) per share is computed  by  dividing  the net income
     (loss) by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings (loss) per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. As of December 31, 1999 and 1998, the Company has no outstanding warrants and options.

                            TTTTICKETS HOLDING CORP.
                         (formerly PB Acquisition Corp.)

                          NOTES TO FINANCIAL STATEMENTS

Note C - Related Party Transactions

In connection with the issuance of "new" shares of the Company's post-reorganization common stock under the plan of reorganization, the Company elected to utilize the stock transfer services of an entity controlled by relatives of post-bankruptcy senior management of the Company. As of December 31, 1999 and 1998, respectively, the Company has paid or accrued approximately $3,260 for stock transfer, initial securities issuances and registrar services.

Note D - Capital Stock Transactions

Pursuant to the Second Amended Joint Liquidating Plan of Reorganization (Plan), affirmed by the U. S. Bankruptcy Court - District of Massachusetts-Western Division on November 2, 1998, the Company "will issue a sufficient number of shares to meet the requirements of the Plan. Such number is estimated to be approximately 500,000 Plan Shares of [the Company]. The Plan Shares will be issued as soon as practicable after the Trustee has determined all Allowed Class 3 Unsecured Claims and calculated the exact number of Plan Shares to be issued to [Halter Financial Group, Inc.] and the holders of Allowed Class 3 Unsecured Claims. Approximately 65% of the Plan Shares of [the Company] will be issued to [Halter Financial Group, Inc.] in exchange for the release of its Allowed Administrative Claims and for the performance of certain services and the payment of certain fees related to the anticipated reverse merger or acquisition transactions described in the Plan. The remaining 35% of the Plan Shares of [the Company] will be issued to holders of Allowed Unsecured Claims on a Pro Rata basis. No fractional Plan Shares will be issued. One full share will be issued in lieu of any fractional share. All of the Plan Shares shall be of the same class of common stock of [the Company]."

All unsecured creditors and Halter Financial Group, Inc. received an aggregate of 500,016 "new" shares of common stock in settlement of all unpaid pre-confirmation obligations of the Company and/or the consolidated bankruptcy trust.

On May 9, 2000, concurrent with the acquisition of TTTTickets.com, Inc., the Company effected a two (2) for one (1) forward stock split resulting in 1,000,032 shares of the Company's common stock being issued and outstanding.



                     TTTTickets Holding Corp. and Subsidiary
                         (formerly PB Acquisition Corp.)
                           Consolidated Balance Sheets
                           September 30, 2000 and 1999

                                   (Unaudited)

                                                          September 30,  September 30,
                                                              2000           1999
                                                          -------------  -------------
                                     ASSETS
                                     ------

Current Assets
   Cash on hand and in bank                                  $    367       $  3,842
                                                             --------       --------

Total Assets                                                 $    367       $  3,842
                                                             ========       ========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current Liabilities
   Advances from shareholder                                 $   --         $  7,856
                                                             --------       --------

Total Liabilities                                                --            7,856
                                                             --------       --------


Commitments and Contingencies

Stockholders' Equity
   Preferred stock - $0.001 par value
      10,000,000 shares authorized
      None issued and outstanding,                               --             --
   Common stock - $0.001 par value
      40,000,000 shares authorized
      10,000,032 and 1,000,032 shares
      issued and outstanding, respectively                     10,000          1,000
   Additional paid-in capital                                   7,046          4,000
   Accumulated deficit                                        (16,679)        (9,014)
                                                             --------       --------

      Total Stockholders' Equity                                  367         (4,014)
                                                             --------       --------


Total Liabilities and Stockholders' Equity                   $    367       $  3,842
                                                             ========       ========



The financial information presented herein has been prepared by management without audit by independent certified public accountants. The accompanying notes are an integral part of these consolidated financial statements.



                     TTTTickets Holding Corp. and Subsidiary
                         (formerly PB Acquisition Corp.)
         Consolidated Statements of Operations and Comprehensive Income
            Nine and Three months ended September 30, 2000 and 1999

                                   (Unaudited)

                                       Nine months     Nine months    Three months    Three months
                                          ended           ended           ended           ended
                                      September 30,   September 30,   September 30,   September 30,
                                           2000            1999            2000            1999
                                      ------------    ------------    ------------    ------------
Revenues                              $       --      $       --      $       --      $       --
                                      ------------    ------------    ------------    ------------

Operating Expenses
   Organization and
      recapitalization expenses              4,599           7,517              30             673
                                      ------------    ------------    ------------    ------------
      Total operating expenses               4,599           7,517              30             673
                                      ------------    ------------    ------------    ------------

Loss from operations                        (4,599)         (7,517)            (30)           (673)

Provision for income taxes                    --              --              --              --
                                      ------------    ------------    ------------    ------------

Net Loss                                    (4,599)         (7,517)            (30)           (673)

Other Comprehensive Income                    --              --              --              --
                                      ------------    ------------    ------------    ------------

Comprehensive Income                  $     (4,599)   $     (7,517)   $        (30)   $       (673)
                                      ============    ============    ============    ============

Net loss per weighted-average share
   of common stock outstanding,
   calculated on Net Loss - basic
   and fully diluted                           nil    $      (0.01)            nil             nil
                                      ============    ============    ============    ============

Weighted-average number of shares
   of common stock outstanding           5,762,806       1,000,032      10,000,032       1,000,032
                                      ============    ============    ============    ============






The financial information presented herein has been prepared by management without audit by independent certified public accountants. The accompanying notes are an integral part of these consolidated financial statements.



                     TTTTickets Holding Corp. and Subsidiary
                         (formerly PB Acquisition Corp.)
           Consolidated Statements of Changes in Stockholders' Equity
                 Nine months ended September 30, 2000 and 1999



                                       Common stock        Additional
                                       ------------          paid-in     Accumulated
                                  # shares      Amount       capital       deficit       Totals
                                 ----------   ----------   ----------    ----------    ----------
Balances at January 1,
   1999, as reported                500,016   $      500   $    4,500        (1,497)        3,503

Effect of 2 for 1 stock split       500,016          500         (500)         --            --
                                 ----------   ----------   ----------    ----------    ----------

Balances at January 1,
   1999, as restated              1,000,032        1,000        4,000        (1,497)        3,503

Net loss for the period                --           --           --          (7,517)       (7,517)
                                 ----------   ----------   ----------    ----------    ----------

Balances at September 30, 1999    1,000,032   $    1,000   $    4,000    $   (9,014)   $   (4,014)
                                 ==========   ==========   ==========    ==========    ==========


Balances at January 1,
   2000, as reported                500,016   $      500   $    4,500    $  (12,080)   $   (7,080)

Effect of 2 for 1 stock split       500,016          500         (500)         --            --
                                 ----------   ----------   ----------    ----------    ----------

Balances at January 1,
   2000, as restated              1,000,032        1,000        4,000       (12,080)       (7,080)

Stock issued in reverse
   acquisition of
   TTTTickets.com, Inc.           9,000,000        9,000       (8,000)         --           1,000

Shareholder advances
   contributed to support
   operations                          --           --         11,046          --          11,046

Net loss for the period                --           --           --          (4,599)       (4,599)
                                 ----------   ----------   ----------    ----------    ----------

Balances at September 30, 2000   10,000,032   $   10,000   $    7,046    $  (16,679)   $      367
                                 ==========   ==========   ==========    ==========    ==========






The financial information presented herein has been prepared by management without audit by independent certified public accountants. The accompanying notes are an integral part of these consolidated financial statements.

                     TTTTickets Holding Corp. and Subsidiary
                         (formerly PB Acquisition Corp.)
                      Consolidated Statements of Cash Flows
                  Nine months ended September 30, 2000 and 1999

                                   (Unaudited)

                                                  Nine months     Nine months
                                                     ended           ended
                                                 September 30,   September 30,
                                                    2000            1999
                                                 -------------   -------------
Cash Flows from Operating Activities
   Net loss for the period                         $ (4,599)       $ (7,517)
   Adjustments to reconcile net loss
      to net cash provided by operating
      activities
         Organization and recapitalization costs
         paid with common stock at acquisition
         TTTTickets.com, Inc.                         1,000            --
                                                   --------        --------

Net cash used in operating activities                (3,599)         (7,517)
                                                   --------        --------


Cash Flows from Investing Activities                   --              --
                                                   --------        --------


Cash Flows from Financing Activities
   Funds received from bankruptcy trust                --             5,000
   Amounts advanced by majority stockholder           2,237           6,359
                                                   --------        --------

Net cash provided by financing activities             2,237          11,359
                                                   --------        --------

Increase in Cash                                     (1,362)          3,842

Cash at beginning of period                           1,729            --
                                                   --------        --------

Cash at end of period                              $    367        $  3,842
                                                   ========        ========

Supplemental Disclosure of
   Interest and Income Taxes Paid
      Interest paid during the period              $   --          $   --
                                                   ========        ========
      Income taxes paid during the period          $   --          $   --
                                                   ========        ========





The financial information presented herein has been prepared by management without audit by independent certified public accountants. The accompanying notes are an integral part of these consolidated financial statements.

                     TTTTickets Holding Corp. and Subsidiary
                         (formerly PB Acquisition Corp.)

                   Notes to Consolidated Financial Statements


Note A - Background and Description of Business

PB Acquisition Corp.(Company) was initially incorporated on June 6, 1987 as Professional Brushes, Inc. under the laws of the State of Massachusetts.

On April 12, 1999, the Company changed its state of incorporation from Massachusetts to Delaware by means of a merger with and into a Delaware corporation formed on March 29, 1999 solely for the purpose of effecting the reincorporation. The Certificate of Incorporation and Bylaws of the Delaware corporation are the Certificate of Incorporation and Bylaws of the surviving corporation. Such Certificate of Incorporation changed the Company's name to PB Acquisition Corp. and modified the Company's capital structure to allow for the issuance of 50,000,000 total equity shares consisting of 10,000,000 shares of preferred stock and 40,000,000 shares of common stock. Both classes of stock have a par value of $0.001 per share.

On March 7, 1995, the Company filed for protection under Chapter 11 of the Federal Bankruptcy Act in the United States Bankruptcy Court, District of Massachusetts-Western Division (Bankruptcy Court). The Company's bankruptcy action was combined with a similarly filed action of two other related entities; Mi-Lor Corporation and Codent Dental Products, Inc. All assets, liabilities and other claims against the Company were combined with those of its affiliates for the purpose of distribution of funds to creditors. Each of the three entities otherwise remained separate corporate entities. During the period from March 7, 1995 through November 13, 1998 (the effective date of the Plan of Reorganization), all secured claims and/or administrative claims during this period were satisfied through either direct payment or negotiation.

A Plan of Reorganization was approved by the United States Bankruptcy Court, District of Massachusetts-Western Division on November 2, 1998. The Plan of Reorganization, which contemplated the Company entering into a reverse merger transaction, provided that all unsecured creditors and Halter Financial Group, Inc. would receive "new" shares of the Company's post-reorganization common stock, pursuant to Section 1145(a) of the Bankruptcy Code. As a result of the
Plan's approval, all liens, security interests, encumbrances and other interests, as defined in the Plan of Reorganization, attach to the creditor's trust. Specific injunctions prohibit any of these claims from being asserted against the Company prior to the contemplated reverse merger. The final discharge from bankruptcy will occur only upon the completion of the contemplated reverse merger transaction. This transaction occurred on May 9, 2000 with the acquisition of TTTTickets.com, Inc.

The cancellation of all existing issued and outstanding shares at the date of the bankruptcy filing and the issuance of "new" shares of the reorganized entity caused an issuance of shares of common stock and a related change of control of the Company with more than 50.0% of the "new" shares being held by persons and/or entities which were not pre-bankruptcy shareholders. Accordingly, per American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code", the Company adopted "fresh-start" accounting as of the bankruptcy discharge date whereby all continuing assets and liabilities of the Company were restated to the fair market value. As of November 13, 1998, by virtue of the confirmed Plan of Reorganization, the only asset of the Company was approximately $5,000 in cash due from the Bankruptcy Estate.

On May 9, 2000, the Company acquired 100.0% of the issued and outstanding common stock of TTTTickets.com, Inc. (a Delaware corporation) in exchange for 9,000,000 shares of the Company's restricted, unregistered common stock. TTTTickets.com, Inc. became a wholly-owned subsidiary of the Company. Concurrent with this transaction, the Company changed its corporate name to TTTTickets Holding Corp.

                     TTTTickets Holding Corp. and Subsidiary
                         (formerly PB Acquisition Corp.)

             Notes to Consolidated Financial Statements - Continued


Note A - Background and Description of Business - continued

TTTTickets.com. Inc. was incorporated on April 24, 2000 under the laws of the State of Delaware to develop and maintain an internet website to create and facilitate a secondary marketplace for individuals to buy and sell event tickets. This entity and its operations are still in the process of developing the internet website and refining its marketing plan.

The Company's former majority stockholder, Halter Financial Group, Inc., maintained the corporate status of the Company and provided all nominal working capital support on the Company's behalf from the bankruptcy discharge date through the May 9, 2000 acquisition of TTTTickets.com, Inc. Because of the Company's lack of operating assets, its continuance is fully dependent upon the majority stockholder's continuing support. The majority stockholder intends to continue the funding of nominal necessary expenses to sustain the corporate entity.

On March 29, 1999, the Company's Board of Directors approved changing the Company's year-end to December 31. The accompanying financial statements have been prepared in accordance with the actions of the Company's Board of Directors.

During interim periods, the Company follows the accounting policies set forth in its Annual Financial Statements contained elsewhere in this filing. The information presented herein may not include all disclosures required by generally accepted accounting principles and the users of financial information provided for interim periods should refer to the annual financial information and footnotes contained in this filing when reviewing the interim financial results presented herein.

In the opinion of management, the accompanying interim financial statements, prepared in accordance with the instructions for Form 10-QSB, are unaudited and contain all material adjustments, consisting only of normal recurring adjustments necessary to present fairly the financial condition, results of operations and cash flows of the Company for the respective interim periods presented. The current period results of operations are not necessarily indicative of results which ultimately will be reported for the full fiscal year ending December 30, 2000.

These financial statements reflect the books and records of TTTTickets Holding Corp. (formerly PB Acquisition Corp.) and TTTTickets.com , Inc.. as of September 30, 2000 and 1999 for the nine and three months then ended, respectively. All significant intercompany transactions have been eliminated in combination. The consolidated entities are referred to as Company.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B - Summary of Significant Accounting Policies

1.    Cash and cash equivalents
      -------------------------

      The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

                     TTTTickets Holding Corp. and Subsidiary
                         (formerly PB Acquisition Corp.)

             Notes to Consolidated Financial Statements - Continued


Note B - Summary of Significant Accounting Policies - continued

2.    Organization costs
      ------------------

      The Company uses the provisions of AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" whereby all organization and initial costs incurred with the incorporation and recapitalization of the Company were charged to operations as incurred.

3.    Income taxes
      ------------

      The Company files a separate Federal Income Tax Return. Due to the provisions of Internal Revenue Code Section 338, the Company will have no net operating loss carryforwards available to offset financial statement or tax return taxable income in future periods as a result of a change in control involving 50 percentage points or more of the issued and outstanding securities of the Company.

4.    Income (Loss) per share
      -----------------------

      Basic  earnings  (loss) per share is computed  by dividing  the net income
      (loss) by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings (loss) per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. As of September 30, 2000 and 1999, the Company has no outstanding warrants and options.

Note C - Acquisition of Subsidiary

On May 9, 2000, the Company exchanged 9,000,000 restricted, unregistered shares of common stock for 100.0% of the issued and outstanding stock of TTTTickets.com, Inc. TTTTickets.com, Inc. became a wholly-owned subsidiary of the Company.

TTTTickets.com, Inc. was incorporated on April 24, 2000 under the laws of the State of Delaware. TTTTickets.com, Inc. was formed for the purpose of developing and maintaining an internet website to create and facilitate a secondary marketplace for individuals to buy and sell event tickets. The tickets available on the website are anticipated to cover four major categories: a) theater and music; b) sports; c) arts; d) other family entertainment.

Note D - Related Party Transactions

In connection with the issuance of "new" shares of the Company's post-reorganization common stock under the plan of reorganization, the Company elected to utilize the stock transfer services of an entity controlled by relatives of management of Halter Financial Group, Inc. Through September 30, 2000, the Company paid or accrued approximately $4,000 for stock transfer, initial securities issuances and registrar services.

                     TTTTickets Holding Corp. and Subsidiary
                         (formerly PB Acquisition Corp.)

             Notes to Consolidated Financial Statements - Continued


Note E - Capital Stock Transactions

Pursuant to the Second Amended Joint Liquidating Plan of Reorganization (Plan), affirmed by the U. S. Bankruptcy Court - District of Massachusetts-Western Division on November 2, 1998, the Company "will issue a sufficient number of shares to meet the requirements of the Plan. Such number is estimated to be approximately 500,000 Plan Shares of [the Company]. The Plan Shares will be issued as soon as practicable after the Trustee has determined all Allowed Class 3 Unsecured Claims and calculated the exact number of Plan Shares to be issued to [Halter Financial Group, Inc.] and the holders of Allowed Class 3 Unsecured Claims. Approximately 65% of the Plan Shares of [the Company] will be issued to [Halter Financial Group, Inc.] in exchange for the release of its Allowed Administrative Claims and for the performance of certain services and the payment of certain fees related to the anticipated reverse merger or acquisition transactions described in the Plan. The remaining 35% of the Plan Shares of [the Company] will be issued to holders of Allowed Unsecured Claims on a Pro Rata basis. No fractional Plan Shares will be issued. One full share will be issued in lieu of any fractional share. All of the Plan Shares shall be of the same class of common stock of [the Company]."

All unsecured creditors and Halter Financial Group, Inc. received an aggregate of 500,016 "new" shares of common stock in settlement of all unpaid pre-confirmation obligations of the Company and/or the consolidated bankruptcy trust.

On May 9, 2000, concurrent with the acquisition of TTTTickets.com, Inc., the Company effected a two (2) for one (1) forward stock split resulting in 1,000,032 shares of the Company's common stock being issued and outstanding.

On May 9, 2000, the Company issued 9,000,000 shares of restricted, unregistered common stock to acquire 100.0% of the issued and outstanding stock of TTTTickets.com, Inc.